Exhibit 1

ITURAN LOCATION AND CONTROL LTD. PRESENTS RECORD RESULTS FOR THE
FOURTH QUARTER AND FULL YEAR OF 2005

Year over year, pro-forma revenue growth of 25.6% and pro-forma net profit growth of 43%

AZOUR, Israel – February 21, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter and year ended December 31, 2005.

Revenues for the fourth quarter of 2005 reached US$23.5 million. This represents a 6.8% increase compared with revenues of US$22.0 million in the fourth quarter of last year and a sequential increase of 2% compared with revenues of US$23.0 million in the previous quarter.

Pro-forma revenues in the fourth quarter, excluding the non-core and the now-discontinued project with Partner Communications increased 18.4% over the fourth quarter of last year, which had pro-forma revenues of US$19.8 million. The main increase in revenues over last year was driven by the continued broadening and growth in the Company’s subscriber base as well as the proceeding project work in the Far-East.

Revenues from product sales in the fourth quarter showed a slight sequential decrease of US$0.3 million over the prior quarter due to the reduction of business days in Israel during the fourth quarter because of the holiday period in October, and in the United States due to the hurricanes.

The number of subscribers as of December 31st, 2005 reached 339,000, representing a 29% growth compared with 263,000 subscribers as of December 31st, 2004.

Gross margin in the fourth quarter and third quarter of 2005 was 48% of revenues, compared with 45% in the fourth quarter of 2004. The main reasons for the growth in margin was the operating leverage in the Company’s business model and the discontinuation of the project with Partner Communications, which had a lower gross margin than the rest of the Company’s products.

Net profit was US$4.2 million in the fourth quarter of 2005 representing a growth of 25% over the US$3.4 million reported for the fourth quarter of 2004, or an increase of 17% from US$3.6 million in the previous quarter. Fully diluted EPS in the fourth quarter of 2005 was US$0.18 compared with US$0.17 per fully diluted share in the fourth quarter of 2004, or US$0.19 per share as reported in the previous quarter. Due to the company’s initial public offering on the NASDAQ, the number of shares grew from US$19.1 million in the third quarter to US$23.3 million in the fourth quarter.

Full year 2005 revenues were US$90.1 million compared with US$77.9 million in 2004, a growth of 15.6%. Pro-forma revenues growth, excluding the revenues from the activities with Partner Communications, was US$87.9 million compared with US$70 million in 2004, representing growth of 25.6%.

Net profit was US$14.9 million for 2005 representing a growth of 34% compared to a net profit of US$11.2 million in 2004. Fully diluted EPS was US$0.74 compared with US$0.58 per fully diluted share for 2004. Pro-forma net profit excluding the activities with Partner was US$14.8 million compared with US$10.3 million in 2004, representing growth of 43%.

There was a general increase during 2005 in marketing, sales, general and administrative expenses. The increase was due to the fact that the Company adjusted its expense level to the revenue growth it has exhibited in recent years. This is in order to maintain the quality of operation and service and to strengthen its brand. Management estimates that those expenses, as a percentage of revenues, are unlikely to increase in the coming quarters.

Cash flow from operations during 2005 was US$17.8 million. As of December 31st, 2005 the company had a net cash position of US$54.7 million compared with net liabilities of US$5.6 million as of December, 31st 2004.

On the 20th February 2006, the Board of Directors declared a dividend distribution of a total of US$3.8 million. The ex-div date will be on 21st March 2006 and payment day on the 4th April 2006.

Eyal Sheratzky, Co-CEO of Ituran said, “Our core business is growing strongly. We saw a 29% growth in our subscriber base in 2005, with the majority of this growth coming from operations in South America, but also a portion from Israel. The leverage inherent in our business model has enabled this increase to lead to an even stronger growth in our bottom line.”

Mr. Sheratzky continued, “Our growth plans outside of Israel have been proceeding according to plan. Based on our existing infrastructure already in place in Brazil, we expect that our new system in Rio de Janeiro will be commercially available towards the end of the second quarter. This will bring us a second large regional market using our existing control center in Sao-Paulo.”

Mr. Sheratzky concluded, “A particular milestone we reached in the quarter was that our revenues from our international operations surpassed those from our local operation in Israel. We are entering 2006 very well positioned internationally in countries with strong growth potential such as Brazil, Argentina, China and South Korea. We therefore expect to see year-over-year double-digit growth in revenues and profit throughout 2006.”

Conference Call Information

The Company will also be hosting a conference call today, February 21, 2006 at 10:00am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 339,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market – leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations Contacts

Ehud Helft (Ehud@gkir.com)
Kenny Green (Kenny@gkir.com)
GK International Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2005	2004

Current assets

Cash and cash equivalents	58,429	4,604
Accounts receivable (net of allowance for doubtful accounts)	22,494	19,993
Other current assets	2,747	1,614
Contracts in process, net	-	30
Inventories	6,330	6,416

	90,000	32,657

Long-term investments and debit balances

Investments in affiliated companies	918	870
Accounts receivable	280	-
Deposit	1,300	1,393
Deferred income taxes	5,168	5,507
Funds in respect of employee rights upon retirement	2,959	2,854

	10,625	10,624

Property and equipment, net	9,904	9,204

Intangible assets, net	3,201	3,676

Goodwill	2,754	2,862

Total assets	116,484	59,023

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2005	2004

Current liabilities

Credit from banking institutions	3,315	6,586
Accounts payable	10,298	10,574
Deferred revenues	3,900	3,824
Other current liabilities	11,492	9,165

	29,005	30,149

Long-term liabilities

Long-term loans from banking institutions	373	3,615
Liability for employee rights upon retirement	4,504	4,256
Deferred income taxes	212	-

	5,089	7,871

Minority interest	204	108

Capital Notes	5,894	5,894

Total shareholders' equity	76,292	15,001

Total liabilities and shareholders' equity	116,484	59,023

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended ended December 31,		Three months ended December 31,
(in thousands except per share data)	2005	2004	2005	2004
	(Audited)		(Unaudited)

Revenues:

Location-based services	44,128	36,549	12,195		9,520
Wireless communications products	43,806	33,461	11,260		10,287
Other	2,192	7,916	29		2,176

	90,126	77,926	23,484		21,983

Cost of revenues:
Location-based services	14,987	12,944	3,715	(*)	2,921
Wireless communications products	30,956	23,224	8,378	(*)	7,621
Other	1,643	5,720	41		1,584

	47,586	41,888	12,134		12,126

Gross profit	42,540	36,038	11,350		9,857
Research and development expenses	2,799	2,020	557		589
Selling and marketing expenses	4,876	4,074	1,268		1,149
General and administrative expenses	14,959	11,693	4,039		3,514
Other expenses (income), net	(16)	(12)	(10)		(103)

Operating income	19,922	18,263	5,496		4,708
Financing income (expenses), net	906	(2,059)	711		(488)

Income (loss) before taxes on income	20,828	16,204	6,207		4,220
Taxes on income	(5,295)	(4,423)	(1,584)		(711)

	15,533	11,781	4,623		3,509
Share in losses of affiliated companies, net	(355)	(324)	(258)		(44)
Minority interests in loss of subsidiaries	(257)	(238)	(143)		(97)

Net income for the period	14,921	11,219	4,222		3,368

Earnings per share:

Basic	0.76	0.60	0.18		0.18

Diluted	0.74	0.58	0.18		0.17

Weighted average number of shares outstanding (in
thousands):

Basic	19,736	18,585	22,930		18,503

Diluted	20,254	19,192	23,343		19,176

(*) – reclasified

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended ended December 31,		Three months ended December 31,
(in thousands)	2005	2004	2005	2004
	(Audited)		(Unaudited)

Cash flows from operating activities
Net income for the period	14,921	11,219	4,222	3,368
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,341	3,536	695	1,014
Exchange differences on principal of deposit and loan, net	105	373	2	(147)
Increase (decrease) in liability for employee rights upon
retirement	521	424	284	(70)
Share in losses of affiliated companies, net	355	324	258	44
Deferred income taxes	(11)	1,183	(101)	603
Amortization of deferred compensation related to employee stock
option plans, net	243	129	-	27
Capital losses (gains) on sale of property and equipment, net	(16)	(40)	(16)	(24)
Minority interests in profits of subsidiaries, net	257	238	371	379
Increase in accounts receivable	(4,601)	(3,002)	(1,301)	(80)
Increase (decrease ) in other current assets	(1,028)	(1,003)	5	591
Decrease (increase) in inventories and contracts in process, net	(297)	(1,259)	710	(112)
Increase (decrease) in accounts payable	460	2,582	(874)	(93)
Increase (decrease) in deferred revenues	321	1,033	(459)	1,457
Increase (decrease) in other current liabilities	3,187	1,937	(517)	(1,348)

Net cash provided by operating activities	17,758	17,674	3,279	5,609

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
net of withdrawals	(288)	(366)	(102)	(268)
Capital expenditures	(3,540)	(2,374)	(606)	(830)
Proceeds from sale of property and equipment	133	125	6	31
Purchase of intangible assets and minority interest	(746)	(295)	78	(273)
Loan granted to affiliated company	(452)	-	(113)	-

Net cash used in investment activities	(4,893)	(2,910)	(737)	(1,340)

Cash flows from financing activities
Short-term credit from banking institutions, net	181	(8,560)	149	(2,830)
Receipt of long-term loans	-	9,360	-	-
Repayment of long-term loans	(6,290)	(15,035)	(1,572)	(1,710)
Dividend paid	(2,697)	(1,327)	-	-
Issuance expenses	-	-	596	-
Issuance of capital share	50,046	-	50,046	-
Proceeds from sale of Company shares held by a subsidiary	-	1,416	-	-
Proceeds from exercise of options by employees	15	4	-	-

Net cash provided (used) in financing activities	41,255	(14,142)	49,219	(4,540)

Effect of exchange rate changes on cash and cash equivalents	(295)	64	(5)	154

Net increase (decrease) in cash and cash equivalents	53,825	686	51,756	(117)
Balance of cash and cash equivalents at beginning of period	4,604	3,918	6,673	4,721

Balance of cash and cash equivalents at end of period	58,429	4,604	58,429	4,604